323 N. Loop West· Houston, TX 77008· 713-665-2000· 866-311-6468· 713-665-8311

March 19, 2012

Mr. Dave Irving
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3492

Re:	The Mint Leasing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
File No. 000-52051

Dear Mr. Irving,

The Mint Leasing, Inc. (the “Company”, “Mint Leasing,” “we,” and “us”) has the following responses to your February 23, 2012 comment letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 11 – Income Taxes, F-19

2.
 We read your response to comment three to our letter dated July 20, 2011; however, we are still unable to concur that you provided a persuasive argument to our comments given the significant amount of negative evidence and the inherent subjectivity of the positive evidence supporting your view that a valuation allowance is not currently necessary. Please revise your annual and interim financial statements accordingly to provide a valuation allowance forsome, orall, of your deferred tax assets. Further, please revise future filings to discuss in detail how you assess realization of your deferred tax assets under ASC 740-10-30.

Response: The Company continues to respectfully, but strongly disagree with the staff’s position. We have analyzed all available evidence, both positive and negative and, given the positive trend in earnings, positive cash flow, US economic outlook, and the availability of new financing, we continue to believe that a valuation allowance was not needed for all or some portion of the deferred tax asset.

Since our last response letter in October 2011, the Company has continued its trend toward profitability. We conducted a trend analysis by quarter which showed a steady decrease of the Company’s net loss through 2010 and 2011. We are currently working on our Form 10-K for the Fiscal Year Ended December 31, 2011. While it will show a net loss, it is expected to be less than 50% of the total net loss reported in 2010, showing the Company’s continued improvement over the last two years. To this end, the Company anticipates generating net income in fiscal 2012, assuming the terms of its financing and funding facilities remain similar to how they are currently, the Company is able to renew, extend or replace such financing and funding facilities, and the Company’s gross profit continues to increase. The Company has also continued to have positive operating cash flows since inception.

We believe that our net losses were and are related to the global economic slowdown and not the lack of demand for our offerings or an unprofitable business model. In addition to the general economy, a precipitating event leading to our historical net losses included unreasonable demands placed on us by our prior lender. Those demands were eased in 2011 by mutual agreement and we have seen the benefit of subsequent additional working capital which has had and we believe will continue to have a positive impact on our profitability. The Company has evaluated ASC Subtopic 740 in great detail as follows:

Literature:

30-21 Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

a. A history of operating loss or tax credit carryforwards expiring unused;

b. Losses expected in early future years (by a presently profitable entity);

c. Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and

d. A carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

740-30-21 – Negative Trends

a)	We do not have a history of losses or unused carryfowards. Prior to the unfortunate downturn in the global economy, we had been a profitable company dating back to our inception.

b)	There are no future expected losses. Based upon the positive working capital indicators that are discussed below, our expectation is that the Company will return to profitability in 2012.

c)	There are no unsettled or uncertain tax positions taken by the Company or any positions that would qualify under the previous FIN 48 literature.

d)	Our carryback or forward position is not brief and is very achievable in a normal business cycle.

Literature:

30-22 Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:

a. Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures;

b. An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset; and

c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

740-20-22 – Positive Trends

a)
The quality of our lease portfolio continues to improve as we grow our lease arrangements with commercial customers rather than individuals. Additionally, given the exit of many of our competitors, the average beacon score and credit worthiness of our customer has increased significantly (due to less money available in general for our customers to borrow) while at the same time we have not had to take a significant reduction in our own charged rates. We also believe that our profit-per-agreement should continue to increase given our strengthening portfolio.

b)
At December 31, 2011, we expect to report a net equity position in excess of $5,000,000. We have never had material sales of equity since becoming a public company in 2008, and our net equity position is purely a result of our past success. Our primary lender Sterling Bank conducts routine examinations of our leasing program, books and records. They have always felt that the liquidation value of our assets exceeds the amount owed to the bank and given our timely payment history with the bank, favorable credit terms have always been granted. We are currently in negotiations with another lender to re-finance the note, and expect to close that transaction in the next sixty days.

c)
As discussed previously, we have historically been profitable and we feel that our loss was through no fault of our own but due to the extraordinary global slowdown that took place throughout 2008 and 2009. We believe that our trends are now positive and this positive performance up until 2011 has taken place with little to no extra capital for new leases. With automobile demand rising, our portfolio being stronger, our management having more experience, less competitors in the market place, and credit being made available to us, we believe that there are no reasons to believe the aberrations of 2008 and 2009 which caused us to suffer losses will continue.

We have not had the benefit of additional capital infusions like those offered to larger institutions. We believe it is reasonable for our Company to return to profitability in 2012 without the resources of our larger peers and we are proud of our progress. We believe that the monitoring, underwriting and performance of our portfolio is stronger now as a whole than it has ever been. We also do not believe the FASB’s purpose in writing the original FAS 109 which is now part of subtopic 740 was to eliminate deferred tax assets for any company that has a bad year, especially when the results were more economically and politically driven then driven by bad business practices. At one time in the early stages of the original FAS 109 there was some talk of a three year window to return to profitability assuming a company has evaluated the negative and positive trends and concluded no allowance would be necessary. While this three year hard line is no longer applicable, we as a company re-evaluate our need for a valuation allowance at every reporting period and on an ongoing basis. We do not believe that this will be necessary as we now believe that we have working capital sufficient to continue to grow our business and the strength and composition of our portfolio of leases is much stronger now than it was in the past, which should result in a much lower amount of forfeitures and bad debt.

On a pretax basis we lost over $6,000,000 in 2009, our first loss in the history of our company. We cut that loss in half in 2010. We expect the reported loss in 2011 to be half of the 2010 loss. Given our new access to capital, which we plan to lend to stronger borrowers and with fewer competitors in the market, we believe that it would be premature to reduce our deferred tax asset as we believe that we will likely pay income tax as a result of our 2012 performance, barring another unforeseen global recession. While not mentioned earlier, we have determined that the demand for automobiles is higher now than it has been for the last three years, while the number of leasing companies in the market place is less than half of what it was in 2008. These trends and facts along with our history of profitability and the fact that we have performed at a level at least from a results perspective that is consistent with our larger peers provides us with great comfort in our position.

/s/ Jerry Parish
Jerry Parish
Chief Executive Officer